# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gannett Co., Inc., CIK 0001579684
CUSIP: 36472T109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 175 Sully's Trail, Suite 203, Pittsford, New York (NY), 14534
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-23-150541
Filed by CIK 0001641604

## Reporting persons
- Alta Fundamental Advisers LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 11,165,692; shared voting power 0; sole dispositive power 11,165,692; shared dispositive power 0; aggregate amount beneficially owned 11,165,692 (7.6% of the class)

## Item 1. Issuer
Name of issuer: Gannett Co., Inc.
Address of issuer's principal executive offices: 175 Sully's Trail, Suite 203, Pittsford, New York, 14534

## Item 2. Person Filing
Name of person filing:
The name of the person filing this report (the "Reporting Person") with respect to the shares of Common Stock, par value $0.01 par value per share (the "Common Stock") of Gannett Co., Inc. (the "Issuer) is:

Alta Fundamental Advisers LLC
Address of principal business office or, if none, residence:
The address of the principal business office of the Reporting Person is:

780 Third Avenue, Suite 2203, New York, NY 10017
Citizenship: The Reporting Person is a New York limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to the Reporting Person is set forth in Rows 5 through 9 of the cover page to this Schedule 13G. The ownership percentage is based on 146,435,731 shares of Common Stock outstanding as of April 28, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 1, 2025.

Funds and clients advised by the Reporting Person directly hold 11,165,692 shares of Common Stock.
Percent of class: 7.6
Sole power to vote or to direct the vote: 11,165,692
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 11,165,692
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Alta Fundamental Advisers LLC: /s/ Jeremy Carton, Jeremy Carton, Managing Member (05/15/2025)